FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

Press Release

Placement of new Chief Financial Officer

Athens : 08/11/2010

Mr. Babis Mazarakis, an experienced executive with a strong track record, has joined the ranks of the management team of National Bank of Greece.

By resolution of the Bank’s Board of Directors, following a proposal by the Human Resources and Remuneration Committee, Mr. Mazarakis will undertake the duties of Chief Financial Officer.

Mr. Mazarakis has served in various senior executive positions in Greece and abroad. These positions include Chief Operating Officer of the NYSE-listed corporation Excel Maritime Carriers Ltd, CFO and member of the board of the Titan Group, and COO and CFO of Vodafone Greece.

Mr. Mazarakis will report to Group Chief Financial Officer and General Manager of Retail Banking, Mr. Anthimos Thomopoulos.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:10th November, 2010

Chief Executive Officer